Financial

2001 ANNU[illegible]RT

WELLS FINANCIAL CORP.
ANNUAL REPORT

Wells Federal Bank, *fsb*

MAIN OFFICE:

Wells
53 First Street SW
Wells, Minnesota 56097

BRANCH OFFICES:

Blue Earth
303 South Main Street
Blue Earth, Minnesota 56013

Mankato - Madison East
Madison East Center
1400 Madison Avenue
Mankato, Minnesota 56001

North Mankato
1800 Commerce Drive
North Mankato, Minnesota 56003

Fairmont
Five Lakes Centre
300 South State Street
Fairmont, Minnesota 56031

Albert Lea
Skyline Mall
1710 West Main Street
Albert Lea, Minnesota 56007

St. Peter
1618 South Minnesota Avenue
St. Peter, Minnesota 56082

Owatonna
496 North Street
Owatonna, Minnesota 55060

TABLE OF CONTENTS

Wells Financial Corp.

Profile

Wells Financial Corp. (the "Company") is a Minnesota corporation organized in December 1994 at the direction of the Board of Directors of Wells Federal Bank, fsb (the "Bank") to acquire all of the capital stock that the Bank issued upon its conversion from mutual to stock form of ownership. The Company is a unitary savings and loan holding company which, under existing laws, generally is not restricted in the types of business activities in which it may engage provided that the Bank retains a specified amount of its assets in housing-related investments. At the present time, because the Company does not conduct any active business, the Company does not intend to employ any persons other than officers of the Bank but utilizes the support staff of the Bank from time to time.

The Bank is a federally chartered stock savings bank headquartered in Wells, Minnesota. The Bank has eight full service offices located in Faribault, Martin, Blue Earth, Nicollet, Freeborn and Steele Counties, Minnesota. The Bank was founded in 1934 and its deposits have been federally insured by the Savings Association Insurance Fund ("SAIF") and its predecessor, the Federal Savings and Loan Insurance Corporation ("FSLIC"), since 1934. The Bank is a member of the Federal Home Loan Bank ("FHLB") System. The Bank is a community oriented, full-service retail savings institution. The Bank attracts deposits from the general public and uses such deposits primarily to invest in residential lending on owner occupied properties, home equity loans and other consumer loans. Other lending activities include agricultural real estate, agricultural operating, multi-family residential and commercial real estate loans. Cash in excess of what is needed for lending operations is used to purchase investment securities and to maintain required liquidity. The Bank has two subsidiaries, Greater Minnesota Mortgage (GMM) and Wells Insurance Agency (WIA). GMM originates loans through referrals from community commercial banks and, primarily, sells these loans to the secondary market. WIA is a full service insurance agency that sells property, casualty, life, health and investment products, including mutual funds.

Stock Market Information

Since its issuance on April 11, 1995, the Company's common stock has been traded on the Nasdaq National Market under the symbol "WEFC." The following table reflects high and low bid information during the periods shown. The quotations reflect inter-dealer prices, without retail mark-up, markdown, or commission, and may not represent actual transactions.

	HIGH	LOW
January 1, 2000 – March 31, 2000	$12.75	$11.13
April 1, 2000 – June 30, 2000	$13.00	$11.06
July 1, 2000 – September 30, 2000	$16.00	$12.38
October 1, 2000 – December 31, 2000	$17.00	$12.75
January 1, 2001 – March 31, 2001	$18.50	$15.75
April 1, 2001 – June 30, 2001	$17.60	$16.41
July 1, 2001 – September 30, 2001	$18.74	$16.70
October 1, 2001 – December 31, 2001	$19.50	$16.78

The number of stockholders of record of common stock as of the record date of March 1, 2002, was approximately 507. This does not reflect the number of persons or entities who held stock in nominee or "street" name through various brokerage firms. At March 1, 2002, there were 1,189,435 shares outstanding.

The Company declared quarterly cash dividends of $0.16 per share on January 16, 2001, April 17, 2001, July 24, 2001 and October 16, 2001. The Company declared quarterly cash dividends of $0.15 per share on January 18, 2000, April 19, 2000 and July 18, 2000. The Company declared a quarterly cash dividend of $0.16 per share on October 17, 2000. The Company declared quarterly cash dividends of $0.15 per share on January 20, 1999, April 21, 1999, July 21, 1999 and October 19, 1999.

The Company's ability to pay dividends to stockholders is subject to the requirements of Minnesota law. No dividend may be paid by the Company unless its board of directors determines that the Company will be able to pay its debts in the ordinary course of business after payment of the dividend. In addition, the Company's ability to pay dividends is dependent, in part, upon the dividends it receives from the Bank. The Bank may not declare or pay a cash dividend on any of its stock if the effect thereof would cause the Bank's regulatory capital to be reduced below (1) the amount required for the liquidation account established in connection with the Bank's conversion from mutual to stock form, or (2) the regulatory capital requirements imposed by the Office of Thrift Supervision ("OTS"). During 2001, 2000 and 1999 the Bank paid $2,186,000, $965,000 and $975,000 in cash dividends, respectively, to the Company.

WELLS FINANCIAL CORP.
SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

(dollars in thousands, except per share amounts)

Financial Condition

December 31,	2001	2000	1999	1998	1997
Total assets	$230,408	$221,848	$199,836	$191,876	$201,436
Loans held for sale	10,155	1,955	521	6,097	2,012
Loans receivable, net	160,513	191,137	172,713	154,305	182,724
Mortgage-backed securities available for sale	-	-	-	-	86
Securities available for sale	15,863	16,225	2,551	2,968	2,640
Securities held to maturity	-	-	15,559	5,539	3,198
Certificates of deposit	200	200	400	500	1,850
Cash and cash equivalents	38,070	7,606	4,200	19,446	5,971
Deposits	180,999	163,582	156,984	158,441	145,378
Borrowed funds	23,000	33,500	17,000	5,000	24,500
Equity	23,572	22,341	23,457	25,892	29,641

Summary of Operations

Years Ended December 31,	2001	2000	1999	1998	1997
Interest income	$16,376	$15,941	$14,214	$14,890	$15,325
Interest expense	8,609	9,652	7,698	8,178	8,522
Net interest income	7,767	6,289	6,516	6,712	6,803
Provision for loan losses	180	-	27	120	180
Noninterest income	4,290	1,781	1,709	2,405	1,109
Noninterest expense	6,175	5,055	5,054	4,769	3,987
Net income	3,345	1,765	1,874	2,476	2,220

Other Selected Data

Years Ended December 31,	2001	2000	1999	1998	1997
Return on average assets	1.51%	0.84%	0.97%	1.26%	1.10%
Return on average equity	15.06%	7.92%	7.57%	8.85%	7.71%
Average equity to average assets	10.03%	10.57%	12.77%	14.25%	14.24%
Equity to assets	10.23%	10.07%	11.74%	13.49%	14.71%
Net interest rate spread (1)	3.22%	2.57%	2.89%	2.81%	2.75%
Nonperforming assets to total loans (2)	0.55%	0.35%	0.10%	0.23%	0.26%
Allowance for loan losses to total loans	0.59%	0.43%	0.49%	0.53%	0.41%
Allowance for loan losses to nonperforming loans (2)	107.90%	134.1%	702.46%	236.94%	172.62%
Basic earnings per share	$ 2.91	$ 1.41	$ 1.26	$ 1.42	$ 1.18
Diluted earnings per share	$ 2.79	$ 1.39	$ 1.23	$ 1.38	$ 1.16

(1) Interest rate spread represents the difference between the average yield on interest-earning assets and the average cost of interest-bearing liabilities.

(2) Nonperforming loans are loans over 90 days past due. Nonperforming assets include nonperforming loans and foreclosed real estate.

WELLS
Financial
CORP.
53 FIRST ST. S.W., PO BOX 310 ◦ WELLS, MN 56097-0310 ◦ 507/553-3151 ◦ FAX 507/553-6609

To Our Stockholders:

On behalf of our Board of Directors I am pleased to present our annual report for 2001. I urge you to take a few minutes to review the performance of your company as we continue to work to enhance stockholder value through stock buybacks, cash dividends and increased book value per share.

As noted in the annual report the major activity of Wells Financial Corp. is the ownership of Wells Federal Bank and its wholly owned subsidiaries. It has been my pleasure to be an employee of Wells Federal Bank for over 44 years, the last 38 years serving as its chief executive officer. During those years we have gone through many business cycles with broad fluctuations in interest rates. We have had periods of high inflation with the prime rate exceeding 21% and periods of rapidly decreasing interest rates such as we experienced in 2001. Every business and interest rate cycle presents different challenges. Management and the board of directors of your company have one thing in common and that is to continuously review, modify and enhance our operations so that the negative effects of extreme cycles are minimized.

As previously announced, I retired as president and CEO of Wells Financial Corp. and Wells Federal Bank on February 28, 2002. Since last summer the executive search committee of the board of directors has spent many hours in the process of selecting my replacement.

On March 1, 2002, Mr. Lonnie R. Trasamar became president and CEO of Wells Financial Corp. and Wells Federal Bank. Mr. Trasamar has a background in community banking having served as the president and CEO of a commercial bank in southern Minnesota. Mr. Trasamar also has experience in real estate and insurance sales and in commercial real estate development. As a long time resident of our area he is very familiar with Wells Federal Bank. His executive experience in community banking and experience in commercial lending will enhance and expand the solid foundation on which we operate.

Thank you for the confidence you have shown by your investment in Wells Financial Corp. We ask for and look forward to your continued support.

Best regards,

Lawrence H. Kruse
Chairman of the Board

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
(dollars in thousands)

General

The Company's business activities to date have been limited to its investment in and loan to the Bank and a loan made to the Bank's Employee Stock Ownership Plan ("ESOP") to enable the ESOP to purchase shares of the Company's common stock and, to a lesser degree, investing in securities and deposits in other financial institutions. The Company's investment securities consist of obligations issued by agencies of the U.S. government. As a result of the limited operations of the Company, this discussion primarily relates to the Bank. The principal business of the Bank consists of attracting deposits from the general public and using such deposits, together with borrowings, primarily to invest in residential lending on owner occupied properties. The Bank also makes consumer loans and agricultural related loans and purchases investment securities. The Bank's investment securities consist of U.S. government and agency obligations, mortgage-backed securities, equity securities and FHLB stock. The Bank's loans consist primarily of loans secured by residential real estate located in its market area and, to a lesser extent, agricultural real estate loans, commercial real estate loans and consumer loans.

The Bank's net earnings are dependent primarily on its net interest income, which is the difference between interest income earned on its investment and loan portfolios and interest paid on interest-bearing liabilities. Net interest income is determined by (i) the difference between yields earned on interest-earning assets and rates paid on interest-bearing liabilities (interest rate spread) and (ii) the relative amounts of interest-earning assets and interest-bearing liabilities. The Bank's interest rate spread is affected by regulatory, economic, and competitive factors that influence interest rates, loan demand, and deposit flows. To a lesser extent, the level of noninterest income, which primarily consists of service charges and other fees, also affects the Bank's net earnings. In addition, the level of noninterest (general and administrative) expenses affects net earnings.

The operations of the Bank and the entire thrift industry are significantly affected by prevailing economic conditions, competition, and the monetary and fiscal policies of the federal government and governmental agencies. The demand for and supply of housing, competition among lenders, the level of interest rates, and the availability of funds influence lending activities. Deposit flows and costs of funds are influenced by prevailing market rates of interest, primarily on competing investments, account maturities, and the levels of personal income and savings in the Bank's market area.

(dollars in thousands)

The Company may from time to time make written or oral "forward-looking statements" including statements contained in this report and in other communications by the Company which are made in good faith pursuant to the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements, such as statements of the Company's plans, objectives, estimates and intentions, involve risks and uncertainties and are subject to change based on various important factors (some of which are beyond the Company's control). The following factors, among others, could cause the Company's financial performance to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements: the strength of the United States economy in general and the strength of the local economies in which the Company conducts operations; the effects of, and changes in, trade, monetary and fiscal policies and laws, including interest rate policies of the Board of Governors of the Federal Reserve System, inflation, interest rate, market and monetary fluctuations; the timely development of and acceptance of new products and services of the Company and the perceived overall value of the products and services by users, including the features, pricing and quality compared to competitor's products and services; the willingness of users to substitute competitors' products and services for the Company's products and services; the success of the Company in gaining regulatory approval of its products and services, when required; the impact of changes in financial services' laws and regulations (including laws concerning taxes, banking, securities and insurance); technological changes; acquisitions; changes in consumer spending and savings habits; and the success of the Company at managing the risks involved in the foregoing.

The Company cautions that the foregoing list of important factors is not exclusive. The Company does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by or on behalf of the Company.

Asset/Liability Management

Net interest income, the primary component of the Bank's net earnings, is derived from the difference or "spread" between the yield on interest-earning assets and the cost of interest-bearing liabilities. The Bank has sought to reduce its exposure to changes in interest rates by matching more closely the effective maturities or repricing characteristics of its interest-earning assets and interest-bearing liabilities. The matching of the Bank's assets and liabilities may be analyzed by examining the extent to which its assets and liabilities are interest rate sensitive and by monitoring the expected effects of interest rate changes on its net portfolio value.

An asset or liability is interest rate sensitive within a specific time period if it will mature or reprice within that time period. If the Bank's assets mature or reprice more quickly or to a greater extent than its liabilities, the Bank's net portfolio value and net interest income would tend to increase during periods of rising interest rates but decrease during periods of falling interest rates. If the Bank's assets mature or reprice more slowly or to a lesser extent than its liabilities, the Bank's net portfolio value and net interest income would tend to decrease during periods of rising interest rates but increase during periods of falling interest rates. The Bank's policy has been to mitigate the interest rate risk inherent in the historical savings institution business of originating long-term loans funded by short-term deposits by pursuing certain strategies designed to decrease the vulnerability of its earnings to material and prolonged changes in interest rates. These strategies include obtaining longer term fixed rate borrowings at favorable rates and, in periods of lower interest rates, the sale of all newly originated fixed rate mortgage loans to the secondary market.

(dollars in thousands)

The Bank's lending strategy is focused on the origination of traditional one-to-four family mortgage loans primarily secured by single family residences in the Bank's primary market area. During recent periods, the Bank has utilized borrowings as a way of accommodating loan demand, consistent with its goal of maintaining asset quality. The Bank also invests a portion of its assets in consumer, agricultural real estate and agricultural operating loans, commercial business and commercial real estate loans and investment securities as a method of reducing interest rate risk. These loans typically have adjustable interest rates and are for shorter terms than residential first mortgage loans. The Bank's entire commercial business loan portfolio and most of the commercial real estate portfolio are secured by equipment or real estate used for farming. These loans typically have higher interest rates than one-to-four family loans but have not historically resulted in greater losses for the Bank. Historically, the Bank sells higher loan to value ratio fixed rate mortgage loans and mortgage loans with original maturities of twenty years or less into the secondary market and retains adjustable rate mortgage loans and lower loan to value ratios fixed rate loans with original maturities greater than twenty years. Due to the lower than normal interest rate environment during the first half of 1999, the last half of 2000 and all of 2001 the Bank elected to sell the majority of the fixed rate loans it originated during those time periods, regardless of the loan to value ratio or the contractual maturity. In addition, the Bank retains servicing on most of the loans that it sells, enabling it to generate additional income and maintain certain economies of scale in loan servicing.

In order to improve the Bank's interest rate sensitivity, improve asset quality, and provide diversification in the asset mix, the Bank maintains a percentage of its assets in investment securities, which generally have shorter terms to maturity. The Bank's purchase of investment securities is designed primarily for safety of principal and secondarily for rate of return.

On a weekly basis, the Bank monitors the interest rates of its competitors and sets its interest rates such that its rates are neither the highest or lowest in its market area. The Bank intends for its rates to be competitive and perhaps slightly above the average rates being paid in its market area. The Bank has sought to remain competitive in its market by offering a variety of products. The Bank attempts to manage the interest rates it pays on deposits while maintaining a stable deposit base and providing quality services to its customers.

(dollars in thousands)

Net Portfolio Value

To encourage associations to reduce their interest rate risk, the OTS adopted a rule incorporating an interest rate risk ("IRR") component into the risk-based capital rules. This rule is not yet in effect. The IRR component is a dollar amount that will be deducted from total capital for the purpose of calculating an institution's risk-based capital requirement and is measured in terms of the sensitivity of its net portfolio value ("NPV") to changes in interest rates. NPV is the difference between incoming and outgoing discounted cash flows from assets, liabilities, and off-balance sheet contracts. An institution's IRR is measured as the change to its NPV as a result of a hypothetical 200 basis point change in market interest rates. A resulting change in the NPV ratio of more than 2% (200 bp) will require the institution to deduct from its capital 50% of the amount of change in NPV. The rule provides that the OTS will calculate the IRR component quarterly for each institution. The OTS has informed the Bank, based on asset size and risk-based capital, that it is exempt from this rule. Nevertheless, the following table presents the Bank's NPV at December 31, 2001, as calculated by the OTS, based on information provided to the OTS by the Bank.

Change Interest Rates (basis points)	Estimated NPV	Amount of Change(1)	Percent of Estimated NPV(2)	NPV Ratio(3)	Change in NPV Ratio(4) (basis points)
		(Dollars in thousands)			
+300	$16,210	$(11,775)	(42)%	7.22%	-450 bp
+200	20,305	(7,680)	(27)%	8.85%	-287 bp
+100	24,336	(3,648)	(13)%	10.39%	-133 bp
--	27,985			11.72%	
-100	30,667	2,682	10%	12.65%	92 bp

(1) Represents the excess (deficiency) of the estimated NPV assuming the indicated change in interest rates minus the estimated NPV assuming no change in interest rates.
(2) Calculated as the amount of change in the estimated NPV divided by the estimated NPV assuming no change in interest rates.
(3) Calculated as the estimated NPV divided by average total assets.
(4) Calculated as the excess (deficiency) of the NPV ratio assuming the indicated change in interest rates over the estimated NPV ratio assuming no change in interest rates.

(dollars in thousands)

	At December 31, 2001
*** Risk Measures: 200 bp rate shock ***	
Pre-Shock NPV Ratio: NPV as % of PV of Assets	11.72%
Exposure Measure: Post-Shock NPV Ratio	8.85%
Sensitivity Measure: Change in NPV Ratio	287 bp

Although the OTS has informed the Bank that it is not subject to the IRR component discussed above, the Bank is still subject to interest rate risk and, as can be seen above, rising interest rates will reduce the Bank's NPV. If the Bank were subject to the IRR component at December 31, 2001, a deduction from capital would have been required.

Also, during periods of increasing interest rates, the Bank's interest rate sensitive liabilities would reprice faster than its interest rate sensitive assets (repricing periods on adjustable-rate loans affect the repricing of interest rate sensitive assets, with longer repricing periods delaying the repricing of such assets more than shorter repricing periods would delay the repricing of such assets), causing a decline in the Bank's interest rate spread and margin. In times of decreasing interest rates, the value of fixed rate assets could increase in value and the lag in repricing of interest rate sensitive assets could be expected to have a positive effect on the Bank.

Average Balance Sheet (dollars in thousands)

The following table sets forth certain information relating to the Bank's average balance sheet and reflects the average yield on assets and average cost of liabilities for the periods indicated and the average yields earned and rates paid. Such yields and costs are derived by dividing income or expense by the average balance of assets or liabilities, respectively, for the periods presented. The yields for the periods presented include loan origination fees that are considered adjustments to yield. Average balances are derived from month-end balances. Management does not believe that the use of month-end balances instead of daily average balances has caused any material difference in the information presented.

	Years Ended December 31,								
	2001			2000			1999		
	Average Balance	Interest	Average Yield/Cost	Average Balance	Interest	Average Yield/Cost	Average Balance	Interest	Average Yield/Cost
Interest-earning assets:									
Loans receivable (1)	$ 186,772	$ 15,239	8.16%	$ 184,773	$ 14,814	8.02%	$ 161,444	$ 12,831	7.95%
Investments (2)	28,524	1,137	3.99%	20,280	1,127	5.56%	27,442	1,383	5.04%
Total interest-earning assets	215,296	16,376	7.61%	205,053	15,941	7.77%	188,886	14,214	7.53%
Noninterest earning assets	6,217			5,692			4,994		
Total assets	$ 221,513			$ 210,745			$ 193,880		
Interest bearing liabilities:									
Savings, NOW and money Market accounts	46,932	1,024	2.18%	45,037	1,136	2.52%	45,352	1,153	2.54%
Certificates of deposit	123,809	6,234	5.04%	114,980	6,963	6.06%	113,337	6,160	5.44%
Borrowed funds	25,192	1,351	5.36%	25,538	1,553	6.08%	7,462	385	5.16%
Total interest bearing liabilities	195,933	8,609	4.39%	185,555	9,652	5.20%	166,151	7,698	4.64%
Noninterest bearing liabilities	3,373			2,910			2,975		
Total liabilities	199,306			188,465			169,126		
Equity	22,207			22,280			24,754		
Total liabilities and equity	$ 221,513			$ 210,745			$ 193,880		
Net interest income		$ 7,767			$ 6,289			$ 6,516	
Interest rate spread (3)			3.22%			2.57%			2.89%
Net yield on interest earning assets (4)			3.61%			3.07%			3.45%
Ratio of average interest earning assets to average interest bearing liabilities	1.10X			1.11X			1.14X		

(1) Average balances include non-accrual loans and loans held for sale.
(2) Includes interest-bearing deposits in other financial institutions.
(3) Interest-rate spread represents the difference between the average yield on interest-earning assets and the average cost of interest-bearing liabilities.
(4) Net yield on interest-earning assets represents net interest income as a percentage of average interest-earning assets.

(dollars in thousands)

Rate/Volume Analysis

The table below sets forth certain information regarding changes in interest income and interest expense of the Bank for the years indicated. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (i) changes in volume (changes in average volume multiplied by old rate); (ii) changes in rates (changes in rate multiplied by old average volume); (iii) changes in rate-volume (changes in rate multiplied by the change in average volume).

	Years Ended December 31,							
	2001 vs. 2000				2000 vs. 1999			
	Increase (Decrease) Due to				Increase (Decrease) Due to			
	Volume	Rate	Rate/ Volume	Net	Volume	Rate	Rate/ Volume	Net
Interest Income:								
Loans receivable	$ 160	$ 262	$ 3	$ 425	$ 1,854	$ 113	$ 16	$ 1,983
Investments	458	(319)	(129)	10	(362)	143	(37)	(256)
Total interest-earning assets	618	(57)	(126)	435	1,492	256	(21)	1,727
Interest expense:								
Deposit accounts	583	(1,327)	(97)	(841)	61	719	6	786
Borrowed funds	(21)	(183)	2	(202)	933	69	166	1,168
Total interest-bearing liabilities	562	(1,510)	(95)	(1,043)	994	788	172	1,954
Change in net interest income	$ 56	$ 1,453	$ (31)	$ 1,478	$ 498	$ (532)	$ (193)	$ (227)

(dollars in thousands)

Financial Condition

Total assets increased by $8,560 from $221,848 at December 31, 2000 to $230,408 at December 31, 2001. Loans receivable and loans held for sale decreased by $22,424 from December 31, 2000 to December 31, 2001. Due to lower interest rates on residential mortgages, management elected to sell the majority of the residential loans originated during 2001 to the secondary market. Included in the loans that were originated and sold during 2001 were loans from the Company's mortgage loan portfolio that were refinanced resulting in the decrease in loans receivable and loans held for sale. Cash, including interest-bearing accounts, increased by $30,464. This increase resulted from the refinancing activity of the Company's loan portfolio described above, from an increase in deposits and from cash provided by operations.

In accordance with the Bank's internal classification of assets policy, management evaluates the loan portfolio on a quarterly basis to identify and determine the adequacy of the allowance for loan losses. As of December 31, 2001 and December 31, 2000, the balance in the allowance for loan losses and the allowance for loan losses as a percentage of total loans were $952 and $833 and 0.59% and 0.43%, respectively.

Loans on which the accrual of interest had been discontinued amounted to $408 and $363 at December 31, 2001 and 2000, respectively. The effect of nonaccrual loans was not significant to the results of operations. The Company includes all loans considered impaired under FASB Statement No. 114 in nonaccrual loans. The amount of impaired loans was not material at December 31, 2001 and 2000.

Liabilities increased by $7,329, from $199,507 at December 31, 2000 to $206,836 at December 31, 2001. This increase is primarily due to an increase of $17,417 in deposits being partially offset by a $10,500 decrease in borrowed funds.

Stockholders' equity increased by $1,231 from $22,341 at December 31, 2000 to $23,572 at December 31, 2001. The increase in stockholders' equity was primarily the result of net income for 2001 of $3,345 being partially offset by the payment of $735 in cash dividends and the repurchase of 116,140 shares of treasury stock at a total cost of $2,006. Also affecting stockholders' equity was the allocation of $267 of employee stock ownership plan shares, the amortization of $109 of unearned compensation and an increase of $204 from the exercise of stock options.

Comparison of Operating Results for the Years Ended December 31, 2001 and 2000

General. Net income increased by $1,580, or 89.5% for 2001 when compared to 2000. The increase in net income was primarily due to an increase of $2,509 in noninterest income and an increase of $1,478 in net interest income for 2001 when compared to 2000. Partially offsetting the increases in noninterest income and net interest income were increases of $1,120 and $1,107 in noninterest expense and income tax expense, respectively.

Interest Income. Interest income increased by $435, or 2.7%, for the year ended December 31, 2001 when compared to the year ended December 31, 2000 primarily due to an increase of $425 in interest income from the Company's loan portfolio. The increase in interest income from loans was primarily the result of an increase in the average yield of the loan portfolio during 2001 when compared to 2000. To a lesser extent, an increase in the average amount of the loan portfolio also contributed to the increase in interest income from the loan portfolio. Also contributing to the increase in interest income was an increase in interest income from investments which was due to an increase in the average amount of the investment portfolio during 2001 when compared to 2000.

(dollars in thousands)

Interest Expense. Total interest expense decreased by $1,043, or 10.8%, for the year ended December 31, 2001 when compared to the year ended December 31, 2000. Interest expense on deposits decreased by $841, or 10.4%, during 2001 when compared to 2000 primarily due to a decrease in the average rate paid on deposits. Interest expense on borrowed funds decreased by $202 during 2001 when compared to 2000 primarily due to a decrease in the average cost of borrowed funds during 2001 when compared to 2000.

Net Interest Income. Net interest income increased by $1,478, or 23.5%, for the year ended December 31, 2001 when compared to the year ended December 31, 2000 due to the changes in interest income and interest expense described above.

Provision for Loan Losses. The provision for loan loss was increased by $180 for the year ended December 31, 2001. There was no increase in the provision for loan loss for the year ended December 31, 2000. Net loans charged off were $61 and $24 in the years ended December 31, 2001 and 2000, respectively, primarily from the Company's installment loan portfolio. Classified loans were 1.08% and 0.67% of total loans at December 31, 2001 and 2000, respectively. Nonaccrual loans were $408 and $363 at December 31, 2001 and 2000, respectively. The provision reflects management's monitoring of the allowance for loan losses in relation to the size and quality of the loan portfolio and adjusts the provision for loan losses to adequately provide for loan losses. Management determines the amounts of the allowance for loan losses in a systematic manner that includes self-correcting policies that adjust loss estimation methods on a periodic basis. While the Company maintains its allowance for loan losses at a level that is considered to be adequate to provide for potential losses, there can be no assurance that further additions will not be made to the loss allowance and that losses will not exceed estimated amounts.

Noninterest Income. Noninterest income increased by $2,509, or 140.9%, for 2001 when compared to 2000 primarily due to increases in the gain on sale of loans originated for sale and loan origination and commitment fees. Due to low interest rates on residential mortgage loans during 2001, the Company sold to the secondary market a larger volume of loans during 2001 when compared to 2000, resulting in increases in the gain on sale of loans originated for sale and loan origination and commitment fees recognized immediately in income.

Noninterest Expense. Noninterest expense increased by $1,120, or 22.2%, for the year ended December 31, 2001 when compared to the year ended December 31, 2000 primarily due to an increase in compensation and benefits and to an increase in other noninterest expense. The increase in compensation and benefits resulted from annual compensation adjustments and increases in commissions paid to loan officers for the origination of loans. Also affecting compensation and benefits was an increase in the Employee Stock Ownership Plan expense that resulted from the appreciation of the Company's stock and an increase in the amortization of Management Stock Bonus Plan awards. The increase in other noninterest expense resulted primarily from an increase in the amortization of mortgage servicing rights.

Income Tax Expense. Income tax expense increased by $1,107 for 2001 when compared to 2000. This increase is proportionate to the increase in income before income taxes for 2001 when compared to 2000.

(dollars in thousands)

Comparison of Operating Results for the Years Ended December 31, 2000 and 1999

General. Net income for the year ended December 31, 2000 decreased by $109, or 5.8%, from $1,874 for the year ended December 31, 1999 to $1,765 for the year ended December 31, 2000. The decrease in net income for 2000 when compared to 1999 was primarily due to a $227 decrease in net interest income.

Interest Income. Interest income increased by $1,727, or 12.2%, for the year ended December 31, 2000 when compared to the year ended December 31, 1999. A $1,983 increase in interest income on loans was partially offset by a $256 decrease in interest income from investments. The increase in interest income from loans was primarily the result of an increase in the average amount of the loan portfolio during 2000 when compared to 1999. To a lesser extent, an increase in the average yield on the loan portfolio also contributed to the increase in interest income from the loan portfolio. The decrease in interest income from investments was due to a decrease in the average amount of the investment portfolio during 2000 when compared to 1999.

Interest Expense. Total interest expense increased by $1,954, or 25.4%, for the year ended December 31, 2000 when compared to the year ended December 31, 1999. Interest expense on deposits increased by $786, or 10.7%, during 2000 when compared to 1999 primarily due to an increase in the average rate paid on deposits. Interest expense on borrowed funds increased by $1,168 during 2000 when compared to 1999 primarily due to an increase in the average amount of borrowed funds during 2000 when compared to 1999.

Net Interest Income. Net interest income decreased by $227, or 3.5%, for the year ended December 31, 2000 when compared to the year ended December 31, 1999 due to the changes in interest income and interest expense described above.

Provision for Loan Losses. The provision for loan loss decreased by $27 for the year ended December 31, 2000 when compared to the year ended December 31, 1999. Management monitors the allowance for loan losses in relation to the size and quality of the loan portfolio and adjusts the provision for loan losses to adequately provide for loan losses. While the Company maintains its allowance for loan losses at a level that is considered to be adequate to provide for potential losses, there can be no assurance that further additions will not be made to the loss allowance and that losses will not exceed estimated amounts.

Noninterest Income. Noninterest income increased by $72, or 4.2%, for 2000 when compared to 1999. The increase in noninterest income was primarily due to an increase in the gain on sale of securities available-for-sale and an increase in insurance commissions of $122 and $41, respectively. Partially offsetting these increases was a decrease of $84 in loan origination and commitment fees which resulted from fewer loans on single family dwellings being originated during 2000 when compared to 1999.

Noninterest Expense. Noninterest expense remained relatively constant for the year ended December 31, 2000 when compared to the year ended December 31, 1999.

Income Tax Expense. Income tax expense decreased by $20 for 2000 when compared to 1999. This decrease was the result of a decrease in income before taxes for 2000 when compared to 1999.

(dollars in thousands)

Liquidity and Capital Resources

The Bank's primary sources of funds are deposits, amortization and prepayment of loans, maturities of investment securities and funds provided from operations. While scheduled loan repayments are a relatively predictable source of funds, deposit flows and loan prepayments are significantly influenced by general interest rates, economic conditions and competition. If needed, the Bank's primary source of funds can be supplemented by wholesale funds obtained through additional advances from the Federal Home Loan Bank system. The Bank invests excess funds in overnight deposits, which not only serve as liquidity, but also earn interest income until funds are needed to meet required loan funding.

The Bank's most liquid asset is cash, including investments in interest bearing accounts at the FHLB of Des Moines that have no withdrawal restrictions. The levels of these assets are dependent on the Bank's operating, financing and investing activities during any given period. At December 31, 2001 and 2000, the Bank's noninterest bearing cash was $1,240 and $1,053, respectively.

Also available to the Bank to meet liquidity requirements are borrowings from the Federal Home Loan Bank. At December 31, 2001, the Bank had $23,000 in outstanding advances from the FHLB of Des Moines, which have been used to fund loan originations. At December 31, 2001, the Bank had the ability to borrow approximately 2.75 times its then outstanding advances.

In 1996, 1998, 1999 and 2000, the Company approved stock buy back programs in which up to 955,606 shares of the common stock of the Company could be acquired. During 1998, 1999 and 2000, the Company bought 307,200 shares, 223,003 shares and 198,100 shares, respectively, which completed these buy back programs. On December 21, 2000, the Company approved a stock buy back program in which up to 125,000 shares of the common stock of the Company could be acquired. During 2001 the Company bought 116,140 shares of its common stock under this buy back program.

The Bank is required to maintain specified amounts of capital. The capital standards generally require the maintenance of regulatory capital sufficient to meet a tangible capital requirement, a core capital requirement and a risk-based capital requirement. At December 31, 2001, the Bank's tangible capital totaled $18,474, or 8.16% of adjusted total assets, and core capital totaled $18,474, or 8.16% of adjusted total assets, which substantially exceeded the respective 1.5% tangible capital and 4.0% core capital requirements at that date by $15,079 and $9,422, respectively, or 6.66% and 4.16% of adjusted total assets, respectively. The Bank's risk-based capital totaled $19,425 at December 31, 2001 or 13.63% of risk-weighted assets, which exceeded the current requirements of 8.0% of risk-weighted assets by $8,022 or 5.63% of risk-weighted assets.

Impact of Inflation and Changing Prices

The consolidated financial statements and notes thereto presented herein have been prepared in accordance with accounting principles generally accepted in the United States of America, which require the measurement of financial position and operating results in terms of historical dollars without considering the change in the relative purchasing power of money over time due to inflation. The impact of inflation is reflected in the increased cost of the Bank's operations. Unlike most industrial companies, nearly all the assets and liabilities of the Bank are monetary in nature. As a result, interest rates have a greater impact on the Bank's performance than do the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the price of goods and services.

(dollars in thousands)

Impact of New Accounting Standards

In September 2000, the Financial Accounting Standards Board (the "FASB") issued SFAS No. 140 "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities", which revises the standards for accounting for securitizations and other transfers of financial assets and collateral and requires certain disclosures, but carries over most of the provisions of SFAS No. 125 without reconsiderations. SFAS No. 140 is effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after March 31, 2001. The Statement is effective for recognition and reclassification of collateral and for disclosures relating to securitization transactions and collateral for fiscal years ending after December 15, 2000. Management adopted SFAS No. 140 effective April 1, 2001, as required, without material effect on the Company's financial position or results of operations.

In June 2001, the FASB issued SFAS No. 141 "Business Combinations," which requires that all business combinations initiated after June 30, 2001 be accounted for using the purchase method. The pooling-of-interest method of accounting is prohibited except for combinations initiated before June 30, 2001. The remaining provisions of SFAS No. 141 relating to business combinations accounted for by the purchase method, including identification of intangible assets, accounting for negative goodwill, financial statement presentation and disclosure, are effective for combinations completed after June 30, 2001.

In June 2001, the FASB issued SFAS No. 142 "Goodwill and Intangible Assets," which prescribes accounting for all purchased goodwill and intangible assets. Pursuant to SFAS No. 142, acquired goodwill is not amortized, but is tested for impairment at the reporting unit level annually and whenever an impairment indicator arises. All goodwill should be assigned to reporting units that are expected to benefit from the goodwill. Goodwill impairment should be tested with a two-step approach. First, the fair value of the reporting unit should be compared to its carrying value, including goodwill. If the reporting unit's carrying value exceeds its fair value, then any goodwill impairment should be measured as the excess of the goodwill's carrying value over its implied fair value. The implied fair value of goodwill should be calculated in the same manner as goodwill is calculated for a business combination, using the reporting unit's fair value as the "purchase price". Therefore, the goodwill's implied fair value will be the excess of the "purchase price" over the amounts allocated to assets, including unrecognized intangible assets, and liabilities of the reporting unit. Goodwill impairment losses should be reported in the income statement as a separate line item within operations, except for such losses included in the calculation of a gain or loss from discontinued operations.

An acquired intangible asset, other than goodwill, should be amortized over its useful economic life. The useful life of an intangible asset is indefinite if it extends beyond the foreseeable horizon. If an asset's life is indefinite, the asset should not be amortized until the life is determined to be finite. Intangible assets being amortized should be tested for impairment annually and whenever there are indicators of impairment, by comparing the asset's fair value to its carrying amount.

SFAS No. 142 is effective for fiscal years beginning after December 15, 2001. Early adoption is permitted for companies with fiscal years beginning after March 15, 2001, but only if the first quarter financial statements have not previously been issued. SFAS No. 142 is not expected to have a material effect on the Company's financial position or results of operations.

(dollars in thousands)

In August 2001, the FASB issued SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets", which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. The Statement supersedes SFAS No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of", and the accounting and reporting provisions of APB Opinion No 30, "Reporting the Results of Operations – Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions" for the disposal of a segment of a business. This Statement also amends ARB No. 51 "Consolidated Financial Statements", to eliminate the exception to consolidation for a subsidiary for which control is likely to be temporary. SFAS No. 144 is effective for financial statements issued for fiscal years beginning after December 15, 2001, and interim periods within those fiscal years, with early application encouraged. SFAS No. 144 is not expected to have a material effect on the Company's financial position or results of operations.



INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Stockholders
Wells Financial Corp. and Subsidiary
Wells, Minnesota

We have audited the accompanying consolidated statements of financial condition of Wells Financial Corp. and Subsidiary as of December 31, 2001 and 2000, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Wells Financial Corp. and Subsidiary as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

Rochester, Minnesota
February 7, 2002

WELLS FINANCIAL CORP. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
December 31, 2001 and 2000
(dollars in thousands)

ASSETS		2001		2000
Cash, including interest-bearing accounts				
2001 $36,830; 2000 $6,553	$	38,070	$	7,606
Certificates of deposit (Note 2)		200		200
Securities available for sale (Notes 3 and 10)		15,863		16,225
Loans held for sale (Note 5)		10,155		1,955
Loans receivable, net (Notes 5, 10, 16 and 17)		160,513		191,137
Accrued interest receivable		1,529		1,910
Premises and equipment (Note 8)		1,801		1,833
Foreclosed real estate (Note 7)		252		54
Other assets (Note 6)		2,025		928
Total assets	$	230,408	$	221,848

LIABILITIES AND STOCKHOLDERS' EQUITY				
Liabilities				
Deposits (Note 9)	$	180,999	$	163,582
Borrowed funds (Note 10)		23,000		33,500
Advances from borrowers for taxes and insurance (Note 6)		1,371		1,228
Deferred income taxes (Note 11)		1,224		855
Accrued interest payable		75		129
Accrued expenses and other liabilities		167		213
Total liabilities		206,836		199,507
Commitments, contingencies and credit risk (Notes 15, 16, and 17)				
Stockholders' Equity (Notes 12 and 14)				
Preferred stock, no par value; 500,000 shares authorized; none outstanding		-		-
Common stock, $.10 par value; 7,000,000 shares authorized; 2,187,500 shares issued		219		219
Additional paid-in capital		16,932		17,011
Retained earnings, substantially restricted		21,792		19,182
Accumulated other comprehensive income		745		698
Unearned Employee Stock Ownership Plan shares		(155)		(290)
Unearned compensation-restricted stock awards		(128)		(237)
Less cost of treasury stock, 2001 1,022,399 shares; 2000 933,168 shares		(15,833)		(14,242)
Total stockholders' equity		23,572		22,341
Total liabilities and stockholders' equity	$	230,408	$	221,848

See Notes to Consolidated Financial Statements.

WELLS FINANCIAL CORP. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF INCOME

Years Ended December 31, 2001, 2000 and 1999
(dollars in thousands, except per share data)

	2001	2000	1999
Interest and Dividend Income			
Loans receivable:			
First mortgage loans	$ 11,658	$ 11,532	$ 10,112
Consumer and other loans	3,581	3,282	2,719
Investment securities and interest-bearing deposits	1,137	1,127	1,383
Total interest income	16,376	15,941	14,214
Interest Expense			
Deposits	7,258	8,099	7,313
Borrowed funds	1,351	1,553	385
Total interest expense	8,609	9,652	7,698
Net interest income	7,767	6,289	6,516
Provision for loan losses (Note 5)	180	-	27
Net interest income after provision for loan losses	7,587	6,289	6,489
Noninterest Income			
Gain on sale of loans	1,150	166	188
Gain on sale of securities, net	-	122	-
Loan origination and commitment fees	1,457	211	295
Loan servicing fees	464	401	397
Insurance commissions	410	387	346
Fees and service charges	774	442	450
Other	35	52	33
Total noninterest income	4,290	1,781	1,709
Noninterest Expenses			
Compensation and benefits (Note 14)	3,025	2,619	2,493
Occupancy and equipment (Note 15)	856	819	788
Data processing	403	357	340
Advertising	213	224	214
Other	1,678	1,036	1,219
Total noninterest expenses	6,175	5,055	5,054
Income before income taxes	5,702	3,015	3,144
Income tax expense (Note 11)	2,357	1,250	1,270
Net income	$ 3,345	$ 1,765	$ 1,874
Earnings per share (Note 13):			
Basic	$ 2.91	$ 1.41	$ 1.26
Diluted	$ 2.79	$ 1.39	$ 1.23

See Notes to Consolidated Financial Statements.

WELLS FINANCIAL CORP. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
Years Ended December 31, 2001, 2000 and 1999
(dollars in thousands)

	Comprehensive Income	Common Stock	Additional Paid-In Capital
Balances, December 31, 1998		$ 219	$ 16,840
Comprehensive Income:			
Net income	$ 1,874	-	-
Other comprehensive income, net of tax:			
Unrealized gains on securities, net of related taxes	(246)	-	-
Comprehensive income	$ 1,628		
Treasury stock purchases, 223,003 shares (Note 12)		-	-
Cash dividends declared ($.60 per share)		-	-
Amortization of unearned compensation		-	-
Allocated ESOP shares		-	99
Balances, December 31, 1999		219	16,939
Comprehensive Income:			
Net income	$ 1,765	-	-
Other comprehensive income, net of tax:			
Unrealized gains on securities, net of related taxes	43	-	-
Comprehensive income	$ 1,808		
Treasury stock purchases, 198,100 shares (Note 12)		-	-
Cash dividends declared ($.61 per share)		-	-
Amortization of unearned compensation		-	-
Options exercised, 700 options, (Note 14)		-	(3)
Award of management stock bonus plan shares, 24,335 shares, (Note 14)		-	8
Allocated ESOP shares		-	67
Balances, December 31, 2000		219	17,011
Comprehensive Income:			
Net income	$ 3,345	-	-
Other comprehensive income, net of tax:			
Unrealized gains on securities, net of related taxes	47	-	-
Comprehensive income	$ 3,392		
Treasury stock purchases, 116,140 shares		-	-
Cash dividends declared $0.64 per share		-	-
Amortization of unearned compensation		-	-
Options exercised, 41,192 options		-	(211)
Allocated ESOP shares		-	132
Balances, December 31, 2001		$ 219	$ 16,932

See Notes to Consolidated Financial Statements.

Retained Earnings	Accumulated Other Comprehensive Income	Unearned Employee Stock Ownership Plan Shares	Unearned Compensation - Restricted Stock Awards	Treasury Stock	Total Stockholders' Equity
$ 17,211	$ 901	$ (591)	$ (67)	$ (8,621)	$ 25,892
1,874	-	-	-	-	1,874
-	(246)	-	-	-	(246)
-	-	-	-	(3,462)	(3,462)
(896)	-	-	-	-	(896)
-	-	-	40	-	40
-	-	156	-	-	255
18,189	655	(435)	(27)	(12,083)	23,457
1,765	-	-	-	-	1,765
-	43	-	-	-	43
-	-	-	-	(2,410)	(2,410)
(772)	-	-	-	-	(772)
-	-	-	39	-	39
-	-	-	-	10	7
-	-	-	(249)	241	-
-	-	145	-	-	212
19,182	698	(290)	(237)	(14,242)	22,341
3,345	-	-	-	-	3,345
-	47	-	-	-	47
-	-	-	-	(2,006)	(2,006)
(735)	-	-	-	-	(735)
-	-	-	109	-	109
-	-	-	-	415	204
-	-	135	-	-	267
$ 21,792	$ 745	$ (155)	$ (128)	$ (15,833)	$ 23,572

WELLS FINANCIAL CORP. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS
Years Ended December 31, 2001, 2000 and 1999
(dollars in thousands)

	2001	2000	1999
Cash Flows From Operating Activities			
Net income	$ 3,345	$ 1,765	$ 1,874
Adjustments to reconcile net income to net cash provided by (used in) operating activities:			
Provision for loan losses	180	-	27
Gain on sale of loans	(1,150)	(166)	(188)
Gain on sale of securities	-	(122)	-
Amortization of mortgage servicing rights	383	152	212
Compensation on allocation of ESOP shares	267	212	255
Amortization of unearned compensation	109	39	40
(Gain) loss on sale of foreclosed real estate	-	1	(11)
Gain on premises and equipment	-	(12)	-
Deferred income taxes	338	62	49
Depreciation and amortization on premises and equipment	237	278	247
Amortization of deferred loan origination fees	(240)	(116)	(154)
Amortization of excess servicing fees	7	10	12
Amortization of securities premiums and discounts	1	-	-
Loans originated for sale	(123,439)	(21,067)	(30,485)
Proceeds from the sale of loans held for sale	114,978	19,573	36,061
Changes in assets and liabilities:			
Accrued interest receivable	381	(560)	(507)
Other assets	(76)	(161)	(224)
Accrued expenses and other liabilities	(100)	(28)	(68)
Net cash provided by (used in) operating activities	(4,779)	(140)	7,140

(Continued)

WELLS FINANCIAL CORP. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
Years Ended December 31, 2001, 2000 and 1999
(dollars in thousands)

	2001	2000	1999
Cash Flows From Investing Activities			
Net (increase) decrease in loans	$ 30,492	$ (18,175)	$ (18,238)
Certificates of deposit:			
Maturities	1,500	400	500
Purchases	(1,500)	(200)	(400)
Purchase of securities available for sale	(8,944)	(7,177)	-
Proceeds from sales, maturities and calls of securities available for sale	9,383	8,118	-
Securities held to maturity:			
Maturities and calls	-	1,139	1,210
Purchases	-	-	(11,230)
Purchase of premises and equipment	(205)	(553)	(556)
Proceeds from the disposal of premises and equipment	-	12	-
Proceeds from the sale and redemption of foreclosed real estate	-	93	108
Investment in foreclosed real estate	(6)	-	(7)
Net cash provided by (used in) investing activities	30,720	(16,343)	(28,613)
Cash Flows From Financing Activities			
Net increase (decrease) in deposits	17,417	6,598	(1,457)
Net increase from advances from borrowers for taxes and insurance	143	(34)	42
Options exercised	204	7	-
Proceeds from borrowed funds	-	46,600	15,000
Repayments on borrowed funds	(10,500)	(30,100)	(3,000)
Purchase of treasury stock	(2,006)	(2,410)	(3,462)
Dividends paid	(735)	(772)	(896)
Net cash provided by financing activities	4,523	19,889	6,227
Net increase (decrease) in cash	30,464	3,406	(15,246)
Cash			
Beginning	7,606	4,200	19,446
Ending	$ 38,070	$ 7,606	$ 4,200

(Continued)

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
Years Ended December 31, 2001, 2000 and 1999
(dollars in thousands)

	2001	2000	1999
Supplemental Disclosures of Cash Flow Information			
Cash payments for:			
Interest on deposits	$ 7,281	$ 8,101	$ 7,313
Interest on borrowed funds	1,382	1,538	369
Income taxes	2,100	1,119	1,365
Supplemental Schedule of Noncash Investing and Financing Activities:			
Other real estate acquired in settlement of loans	$ 192	$ 93	$ 145
Transfer of securities classified as held to maturity to available for sale	-	12,601	-
Allocation of ESOP shares to participants	135	145	156
Net change in unrealized gains (losses) on securities available for sale	47	43	(246)

See Notes to Consolidated Financial Statements.

Note 1. Summary of Significant Accounting Policies

Nature of operations: Operations of Wells Financial Corp. (Company) primarily consist of banking services through its subsidiary, Wells Federal Bank, fsb (Bank). One of the Bank's subsidiaries, Wells Insurance Agency, Inc., is a property and casualty insurance agency. The other subsidiary of the Bank, Greater Minnesota Mortgage, Inc., is a mortgage banking company that originates loans through referrals from commercial banks. The Company serves its customers through the Bank's eight locations in South Central Minnesota.

Basis of financial statement presentation: In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the statements of financial condition and revenues and expenses for the reporting period. Actual results could differ from those estimates. Two material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses and the valuation of mortgage servicing rights.

Management believes that the allowances for losses on loans are adequate. While management uses available information to recognize losses on loans, future additions to the allowances may be necessary based on changes in economic conditions. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Company's allowances for losses on loans. Such agencies may require the Company to recognize additions to the allowances based on their judgments about information available to them at the time of their examination.

Management believes that the mortgage servicing rights recorded in the balance sheets are properly valued based on current market conditions. Mortgage servicing rights are subject to change based primarily on changes in market interest rates for fixed rate mortgages.

Comprehensive income: Comprehensive income is the total of reported net income and all other revenues, expenses, gains and losses that under accounting principles generally accepted in the United States of America bypass reported net income. The Company includes unrealized gains or losses, net of tax, on securities available for sale in other comprehensive income.

Segment disclosures: Operating segments are components of a business about which separate financial information is available and that are evaluated regularly by the Company in deciding how to allocate resources and assessing performance. Public companies are required to report certain financial information about operating segments in interim and annual financial statements. Management evaluates the operations of the Company as one operating segment, community banking, due to the materiality of the community banking operation to the Company's financial condition and results of operations, taken as a whole, and as a result separate segment disclosures are not required. The Company offers the following products and services to customers: deposits, loans and mortgage banking. Revenues for each of these products and services are disclosed separately in the Consolidated Statements of Income.

Principles of consolidation: The accompanying consolidated financial statements include the accounts of Wells Financial Corp., its wholly owned subsidiary, Wells Federal Bank, fsb., and the Bank's wholly owned subsidiaries, Wells Insurance Agency, Inc. and Greater Minnesota Mortgage, Inc. All significant intercompany transactions and balances are eliminated in consolidation.

Note 1. Summary of Significant Accounting Policies (Continued)

Cash, cash equivalents and cash flows: For the purpose of reporting cash flows, cash includes cash on hand and amounts due from banks (including cash items in process of clearing). Cash flows from loans and deposits are reported net.

Securities available for sale: Securities classified as available for sale are those securities that the Company intends to hold for an indefinite period of time, but not necessarily to maturity. Any decision to sell a security classified as available for sale would be based on various factors, including significant movements in interest rates, changes in the maturity mix of the Company's assets and liabilities, liquidity needs, regulatory capital considerations, and other similar factors.

Securities available for sale are carried at fair value. Unrealized gains or losses, net of the related deferred tax effect, are reported as a net amount in accumulated other comprehensive income. Amortization of premiums and accretion of discounts, computed by the interest method over their contractual lives, is recognized in interest income.

Realized gains or losses, determined on the basis of the cost of specific securities sold, are included in earnings.

Declines in the fair value of individual securities below their amortized cost that are determined to be other than temporary result in write-downs of the individual securities to their fair value with the resulting write-downs included in current earnings as realized losses.

Loans held for sale: Loans held for sale are those loans that the Company may sell or intends to sell prior to maturity. They are carried at the lower of aggregate cost or market value. Gains and losses on sales of loans are recognized at settlement dates and are determined by the difference between the sales proceeds and the carrying value of the loans after allocating cost to servicing rights retained. All sales are made without recourse.

Loans receivable: Loans receivable that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are stated at the amount of unpaid principal, reduced by an allowance for loan losses and net deferred loan origination fees.

A loan is impaired when it is probable the creditor will be unable to collect all principal and interest payments due in accordance with the terms of the loan agreement. Impaired loans are measured based on the present value of expected future cash flows discounted at the loan's effective interest rate or, as a practical expedient, at the loan's observable market price or the fair value of the collateral if the loan is collateral dependent.

Note 1. Summary of Significant Accounting Policies (Continued)

Interest on loans is recognized over the terms of the loans and is calculated using the simple-interest method on principal amounts outstanding. Accrual of interest is discontinued when management believes, after considering economics, business conditions, and collection efforts, that the borrower's financial condition is such that collection of interest is doubtful. Interest on these loans is recognized only when actually paid by the borrower if collection of principal is likely to occur. Accrual of interest is generally resumed when, in management's judgment, the borrower has demonstrated the ability to make all periodic interest and principal payments.

The allowance for loan losses is increased by provisions charged to income and reduced by charge-offs (net of recoveries). Management's periodic evaluation of the adequacy of the allowance is based on the Company's past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral, and current economic conditions. While management uses its best information available to make its evaluation, it is possible that adjustments to the allowance may be necessary if there are significant changes in economic conditions.

Loan origination fees and related costs: Loan fees and certain direct loan origination costs are deferred, and the net fee or cost is recognized as an adjustment to interest income using the interest method over the contractual life of the loans, adjusted for estimated prepayments based on the Company's historical prepayment experience.

Loan servicing: The Company generally retains the right to service mortgage loans sold to others. The cost allocated to the mortgage servicing rights retained has been recognized as a separate asset and is being amortized in proportion to and over the period of estimated net servicing income. Mortgage servicing rights are periodically evaluated for impairment based on the fair value of those rights. Fair values are estimated using discounted cash flows based on current market rates of interest. For purposes of measuring impairment, the rights must be stratified by one or more predominant risk characteristics of the underlying loans. The Company stratifies its capitalized mortgage servicing rights based on the interest rate and term of the underlying loans. The amount of impairment recognized is the amount, if any, by which the amortized cost of the rights for each stratum exceed their fair value.

Foreclosed real estate: Real estate properties acquired through, or in lieu of, loan foreclosure are initially recorded at the lower of cost or fair value less estimated costs to sell at date of foreclosure. Costs relating to improvement of property are capitalized, whereas costs relating to the holding of property are expensed. Valuations are periodically performed by management and charge-offs to operations are made if the carrying value of a property exceeds its estimated fair value less estimated costs to sell.

Premises and equipment: Land is carried at cost. Bank premises, leasehold improvements, and furniture, fixtures, and equipment are carried at cost, less accumulated depreciation and amortization. Bank premises and furniture, fixtures, and equipment are depreciated using the straight-line method over the estimated useful lives of the assets ranging from 10 to 40 years for bank premises and 3 to 7 years for furniture, fixtures and equipment. The cost of leasehold improvements is being amortized using the straight-line method over the terms of the related leases, generally 7 to 10 years.

Note 1. Summary of Significant Accounting Policies (Continued)

Income taxes: Deferred taxes are provided on an asset and liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss or tax credit carry forwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the amounts of assets and liabilities recorded for income tax and financial reporting purposes. Deferred tax assets are reduced by a valuation allowance when management determines that it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Earnings per share: Earnings per basic common share are computed based upon the weighted average number of common shares outstanding during each year. Dilutive per share amounts assume conversion, exercise or issuance of all potential common stock instruments unless the effect is to reduce a loss or increase income per common share.

Fair value of financial instruments: The following methods and assumptions were used by the Company in estimating the fair value of its financial instruments:

Cash: The carrying amounts reported for cash and interest-bearing accounts approximate their fair values.

Certificates of deposit: The carrying amounts reported for certificate of deposits approximate their fair values.

Securities: Fair values for securities available for sale and securities held to maturity are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments, except for stock in the Federal Home Loan Bank for which fair value is assumed to be equal to cost.

Loans held for sale: Fair values are based on quoted market prices of similar loans sold on the secondary market.

Loans and accrued interest receivable: For variable-rate loans that reprice frequently and that have experienced no significant change in credit risk, fair values are based on carrying values. Fair values for all other loans are estimated based on discounted cash flows, using interest rates currently being offered for loans with similar terms to borrowers with similar credit quality. The carrying amount of accrued interest receivable approximates its fair value.

Mortgage servicing rights: Fair values are estimated using discounted cash flows based on current market rates of interest.

Deposits and other liabilities: The fair values disclosed for demand deposits and savings accounts are, by definition, equal to their carrying amounts, which represent the amounts payable on demand. Fair values for fixed-rate certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities on those certificates. The carrying amounts of advances by borrowers for taxes and insurance and accrued interest payable approximate their fair values.

(dollars in thousands)

Note 1. Summary of Significant Accounting Policies (Continued)

Borrowed funds: The fair value of long term fixed rate borrowed funds is estimated by using a discounted cash flow analysis based on current incremental borrowing rates for similar types of borrowing arrangements. The fair value of variable rate borrowed funds approximates carrying value as these borrowings reprice monthly.

Off-statement of financial condition instruments: Since the majority of the Company's off-statement of financial condition instruments consist of non fee-producing, variable rate commitments, the Company has determined they do not have a distinguishable fair value.

Note 2. Certificates of Deposit

Certificates of deposit with a carrying value of $200 at December 31, 2001 and 2000, had weighted average yields of 3.97% and 6.83%, respectively, and contractual maturities of less than one year.

Note 3. Securities Available for Sale

	December 31, 2001			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
U.S. Government corporations and agencies	$ 12,295	$ 265	$ (57)	$ 12,503
Obligations of states and political subdivisions	421	17	-	438
Stock in Federal Home Loan Bank	1,875	-	-	1,875
FHLMC stock	16	1,031	-	1,047
	$ 14,607	$ 1,313	$ (57)	$ 15,863

	December 31, 2000			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
U.S. Government corporations and agencies	$ 12,925	$ 127	$ (40)	$ 13,012
Obligations of states and political subdivisions	231	5	-	236
Stock in Federal Home Loan Bank	1,875	-	-	1,875
FHLMC stock	16	1,086	-	1,102
	$ 15,047	$ 1,218	$ (40)	$ 16,225

(dollars in thousands)

Note 3. Securities Available for Sale (Continued)

Contractual maturities: The scheduled maturities of securities available for sale at December 31, 2001 were as follows:

	Amortized Cost	Fair Value
Due in one year or less	$ -	$ -
Due in one to five years	12,716	12,941
	12,716	12,941
Equity securities	1,891	2,922
	$ 14,607	$ 15,863

Equity securities do not have contractual maturities. The Company's subsidiary, as a member of the Federal Home Loan Bank system, is required to maintain an investment in capital stock of the Federal Home Loan Bank in an amount equal to 1% of its outstanding home loans. No ready market exists for the bank stock and it has no quoted market value. For disclosure purposes, such stock is assumed to have a market value equal to cost.

Realized gains and losses: Sales of securities available for sale for the year ended December 31, 2000 of $8,118 resulted in $262 of gross realized losses and $384 of gross realized gains. There were no realized gains or losses from the sale of securities or sales of securities during the years ended December 31, 2001 and 1999.

Changes in other comprehensive income - unrealized gains on securities available for sale:

	Years Ended December 31,		
	2001	2000	1999
Balance, beginning	$ 698	$ 655	$ 901
Unrealized gains (losses) during the year	78	194	(417)
Reclassification adjustment for net (gain) realized in net income	-	(122)	-
Deferred tax effect relating to unrealized appreciation	(31)	(29)	171
Balance, ending	$ 745	$ 698	$ 655

Securities with a carrying value of $1,998 and $1,600 at December 31, 2001 and 2000, respectively, were pledged to secure public deposits and for other purposes as required or permitted by law.

(dollars in thousands)

Note 4. Securities Held to Maturity

On August 17, 2000, the Company transferred all securities classified as held to maturity to available for sale. The securities were transferred to allow more flexibility in managing the Company's assets. The carrying value and fair value of the securities on the date of transfer was $12,601 and $12,193 respectively. Immediately following the transfer, securities with a fair value of $7,989 were sold at a loss of $262.

Note 5. Loans Receivable and Loans Held for Sale

Composition of loans receivable:

	December 31,	
	2001	2000
First mortgage loans (principally conventional):		
Secured primarily by one-to-four family residences	$ 77,919	$ 111,922
Secured by other properties, primarily agricultural real estate	41,994	39,037
Construction	2,185	2,043
Total first mortgage loans	122,098	153,002
Consumer and other loans:		
Home equity, home improvement and second mortgages	26,228	26,155
Agricultural operating loans	3,591	2,967
Vehicle loans	4,914	5,333
Other	4,949	5,007
Total consumer and other loans	39,682	39,462
Total loans	161,780	192,464
Less:		
Net deferred loan origination fees	(315)	(494)
Allowance for loan losses	(952)	(833)
Loan receivable, net	$ 160,513	$ 191,137

(dollars in thousands)

Note 5. Loans Receivable and Loans Held for Sale (Continued)

Allowance for loan losses:

	Years Ended December 31,		
	2001	2000	1999
Balance, beginning	$ 833	$ 857	$ 853
Provision for loan losses	180	-	27
Loans charged off	(89)	(49)	(43)
Recoveries	28	25	20
Balance, ending	$ 952	$ 833	$ 857

Nonaccrual loans: Loans on which the accrual of interest has been discontinued totaled $408, $363, and $111 at December 31, 2001, 2000 and 1999, respectively. The effect of nonaccrual loans was not significant to the results of operations.

The Company includes all loans considered impaired in nonaccrual loans. The amount of impaired loans was not material during the years ended December 31, 2001, 2000 and 1999.

Related party loans: The Company has entered into transactions with its executive officers, directors, significant shareholders, and their affiliates (related parties). The aggregate amounts of loans to such related parties at December 31, 2001 and 2000 were $428 and $349, respectively. During 2001, new loans to such related parties were $114 and repayments were $35.

Loans held for sale: As of December 31, 2001 and 2000, the Company's loans held for sale were $10,155 and $1,955, respectively, and consisted of one-to-four family residential real estate loans. Outstanding commitments to sell loans at December 31, 2001 were $9,734.

Note 6. Loan Servicing

Mortgage loans serviced for others are not included in the accompanying consolidated statements of financial condition. The unpaid principal balances of these loans as of December 31, 2001 and 2000 were $229,870 and $157,762, respectively, and consist of one-to-four family residential real estate loans. These loans are serviced primarily for the Federal Home Loan Mortgage Corporation.

Custodial escrow balances maintained in connection with the foregoing loan servicing, and included in advances from borrowers for taxes and insurance, were $943 and $697 at December 31, 2001 and 2000, respectively.

Mortgage servicing rights in the amounts of $1,411 and $226 were capitalized during the years ended December 31, 2001 and 2000, respectively. The carrying amounts of capitalized mortgage servicing rights were $1,850 and $821 at December 31, 2001 and 2000, respectively. The fair values of capitalized mortgage servicing rights were $1,868 and $888 at December 31, 2001 and 2000, respectively. The fair values of the mortgage servicing rights were estimated as the present value of the expected future cash flows using a discount rate of 7% and 12% in 2001 and 2000, respectively. The Company recognized amortization of the cost of mortgage servicing rights in the amounts of $383, $152 and $212 for the years ended December 31, 2001, 2000 and 1999, respectively.

(dollars in thousands)

Note 6. Loan Servicing (Continued)

No valuation allowances were provided for mortgage servicing rights during the years ended December 31, 2001 and 2000.

Note 7. Foreclosed Real Estate

The Company had investments in real estate acquired through foreclosure or deeded to the Company in lieu of foreclosure of $252 and $54 as of December 31, 2001 and 2000, respectively. No allowances for losses on foreclosed real estate were required at these dates.

Note 8. Premises and Equipment

Premises and equipment are summarized as follows:

	December 31, 2001	December 31, 2000
Cost:		
Land	$ 79	$ 79
Buildings and improvements	1,918	1,864
Leasehold improvements	107	98
Furniture, fixtures and equipment	1,443	1,301
	3,547	3,342
Less accumulated depreciation and amortization	1,746	1,509
	$ 1,801	$ 1,833

Note 9. Deposits

Composition of deposits:

	December 31, 2001	December 31, 2000
Demand deposits, noninterest bearing	$ 3,889	$ 2,433
NOW and money market accounts	28,984	23,083
Savings accounts	20,237	18,979
Certificates of deposit	127,889	119,087
	$ 180,999	$ 163,582

The aggregate amount of certificates of deposit over $100 was $12,788 and $10,841 at December 31, 2001 and 2000, respectively.

(dollars in thousands)

Note 9. Deposits (Continued)

A summary of scheduled maturities of certificates of deposit is as follows:

Years Ending December 31,		
2002	$	94,327
2003		21,986
2004		7,922
2005		3,654
	$	127,889

Note 10. Borrowed Funds

Maturities of advances from the Federal Home Loan Bank (FHLB) at December 31 are as follows:

		2001		2000
Fixed-rate advances (with rates ranging from 4.77% to 5.71%)				
Due from five to ten years	$	23,000	$	23,000
Variable-rate advances				
Due in one year or less		-		10,500
	$	23,000	$	33,500

All advances are subject to various prepayment provisions. Fixed-rate advances are subject to various call and conversion provisions.

The advances are collateralized by FHLB stock and first mortgage loans with balances exceeding 135% of the amount of the advances.

(dollars in thousands)

Note 11. Income Tax Matters

The Company and its subsidiary file consolidated federal income tax returns. The Company is allowed bad debt deductions based on actual charge-offs.

The components of income tax expense are as follows:

	Years Ended December 31,		
	2001	2000	1999
Federal:			
Current	$ 1,530	$ 886	$ 940
Deferred	256	47	37
	1,786	933	977
State:			
Current	489	302	281
Deferred	82	15	12
	571	317	293
Total	$ 2,357	$ 1,250	$ 1,270

Total income tax expense differed from the amounts computed by applying the statutory U.S. Federal income tax rates to income before income taxes as a result of the following:

	Years Ended December 31,		
	2001	2000	1999
Computed "expected" tax expense	$ 1,996	$ 1,055	$ 1,100
State income taxes, net of federal benefit	368	195	203
Effect of graduated rates	(57)	(30)	(31)
Other	50	30	(2)
Income tax expense	$ 2,357	$ 1,250	$ 1,270

(dollars in thousands)

Note 11. Income Tax Matters (Continued)

The net deferred tax liability included in liabilities in the accompanying statements of financial condition includes the following amounts of deferred tax assets and liabilities:

	December 31,	
	2001	2000
Deferred tax assets:		
Allowance for loan losses	$ 385	$ 325
Management stock bonus plan	35	12
Accrued vacation	12	11
Other	34	34
	466	382
Less valuation allowance	-	-
Total deferred tax assets	466	382
Deferred tax liabilities:		
Premises and equipment	125	128
Securities available for sale	511	480
FHLB stock dividends	189	189
Mortgage servicing rights	749	332
Deferred loan origination fees	102	101
Other	14	7
Total deferred tax liabilities	1,690	1,237
Net deferred tax liability	$ (1,224)	$ (855)

Retained earnings at December 31, 2001 and 2000 include approximately $1,839 related to the pre-1987 allowance for loan losses for which no deferred federal income tax liability has been recognized. This amount represents an allocation of income to bad debt deductions for tax purposes only. If the Bank no longer qualifies as a bank or in the event of a liquidation of the Bank, income would be created for tax purposes only, which would be subject to the then current corporate income tax rate. The unrecorded deferred income tax liability on the above amount for financial statement purposes was approximately $736 at December 31, 2001 and 2000.

Note 12. Stockholders' Equity, Regulatory Capital and Dividend Restrictions

The Company has initiated several stock buy back programs. Shares totaling 116,140, 198,100 and 223,003 were purchased during the years ended December 31, 2001, 2000 and 1999, respectively.

On January 22, 2002, the Company declared a dividend of $.18 per common share payable on February 15, 2002 to stockholders of record as of February 4, 2002. The scheduled dividend is approximately $211.

Note 12. Stockholders' Equity, Regulatory Capital and Dividend Restrictions (Continued)

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory - and possibly additional discretionary - actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the following table) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). Management believes, as of December 31, 2001, that the Bank meets all capital adequacy requirements to which it is subject.

The most recent examination by the Office of Thrift Supervision, as of June 11, 2001, categorized the Bank as "well capitalized" under the regulatory framework for Prompt Corrective Action. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios. There are no conditions or events since that notification that management believes have changed the Bank's category.

(dollars in thousands)

Note 12. Stockholders' Equity, Regulatory Capital and Dividend Restrictions (Continued)

The following table summarizes the Bank's compliance with its regulatory capital requirements:

	Actual		Minimum For Capital Adequacy Purposes		Minimum To Be Well Capitalized Under Prompt Corrective Action Provisions	
As of December 31, 2001:	Amount	Percent	Amount	Percent	Amount	Percent
Tier 1 (core) capital (to adjusted total assets)	$ 18,474	8.16%	$ 9,052	4.00%	$ 11,316	5.00%
Risk-based capital (to risk-weighted assets)	19,425	13.63	11,403	8.00	14,254	10.00
Tangible (capital to tangible assets)	18,474	8.16	3,395	1.50	N/A	N/A
Tier 1 (core) capital (to risk-weighted assets)	18,474	12.96	N/A	N/A	8,552	6.00
As of December 31, 2000:						
Tier 1 (core) capital (to adjusted total assets)	$ 17,812	8.17%	$ 8,715	4.00%	$ 10,894	5.00%
Risk-based capital (to risk-weighted assets)	18,645	12.89	11,572	8.00	14,465	10.00
Tangible capital (to tangible assets)	17,812	8.17	3,268	1.50	N/A	N/A
Tier 1 (core) capital (to risk-weighted assets)	17,812	12.31	N/A	N/A	8,679	6.00

Under current regulations, the Bank is not permitted to pay dividends on its stock if its regulatory capital would reduce below (i) the amount required for the liquidation account established to provide a limited priority claim to the assets of the Bank to certain qualifying depositors who had deposits at the Bank and who continue to maintain those deposits after its conversion from a Federal mutual savings and loan association to a Federal stock savings bank pursuant to its Plan of Conversion (Plan) adopted October 19, 1994, or (ii) the Bank's regulatory capital requirements. As a "Tier 1" institution (an institution with capital in excess of its capital requirements, both immediately before the proposed capital distribution and after giving effect to such distribution), after a 30 day notice the Bank may make capital distributions without the prior consent of the Office of Thrift Supervision in any calendar year. However, without consent, capital distributions during a calendar year must not exceed the net income of the Bank during the calendar year plus retained net income for the preceding two years. The Bank paid dividends of $2,186 and $965 to the Company during the years ended December 31, 2001 and 2000, respectively.

Note 13. Earnings Per Share (dollars in thousands, except per share data)

A reconciliation of the income and common stock share amounts used in the calculation of basic and diluted earnings per share follows:

	For the Year Ended December 31, 2001		
	Income	Shares	Per Share Amount
Basic EPS			
Net income	$ 3,345	1,150,640	$ 2.91
Effect of Dilutive Securities			
Stock options	-	47,766	
Diluted EPS			
Net income plus assumed conversions	$ 3,345	1,198,406	$ 2.79

	For the Year Ended December 31, 2000		
	Income	Shares	Per Share Amount
Basic EPS			
Net income	$ 1,765	1,252,008	$ 1.41
Effect of Dilutive Securities			
Stock options	-	18,058	
Diluted EPS			
Net income plus assumed conversions	$ 1,765	1,270,066	$ 1.39

	For the Year Ended December 31, 1999		
	Income	Shares	Per Share Amount
Basic EPS			
Net income	$ 1,874	1,485,301	$ 1.26
Effect of Dilutive Securities			
Stock options	-	33,165	
Diluted EPS			
Net income plus assumed conversions	$ 1,874	1,518,466	$ 1.23

Note 14. Employee Benefit Plans

Defined Contribution 401(k) Plan: The Bank provides a 401(k) plan which covers substantially all of the Bank's employees who are eligible as to age and length of service. A participant may elect to make contributions of up to 15 percent of the participant's annual compensation. At the discretion of the Board of Directors, the Bank may make matching and other contributions to the plan. No contributions were made by the Bank for the years ended December 31, 2001, 2000 and 1999.

(dollars in thousands)

Note 14. Employee Benefit Plans (Continued)

Employee Stock Ownership Plan: An Employee Stock Ownership Plan (ESOP) was adopted on April 11, 1995 covering all full-time employees of the Company who have attained age 21 and completed one year of service during which they work at least 1,500 hours.

The Company makes annual contributions to the ESOP equal to the ESOP's debt service. The ESOP's debt was incurred when the Company loaned the ESOP $1,120 which was used by the ESOP to purchase common stock of the Company. All dividends received by the ESOP on unallocated shares are used to pay additional principal on the debt. The ESOP shares initially were pledged as collateral for its debt. As the debt is repaid, shares are released from collateral and allocated to employees based on the proportion of debt service paid in the year. The shares pledged as collateral are deducted from stockholders' equity as unearned ESOP shares in the accompanying statement of financial condition. As shares are released from collateral, the Company reports compensation expense equal to the current market price of the shares, and the shares become outstanding for earnings per share computations. Dividends on allocated ESOP shares are recorded as a reduction of retained earnings; dividends on unallocated ESOP shares are recorded as compensation expense.

Compensation expense for the ESOP was $267, $212 and $255 for the years ended December 31, 2001, 2000 and 1999, respectively.

Shares of Company stock held by the ESOP at December 31, 2001 and 2000 are as follows:

	2001	2000
Shares released for allocation	108,959	99,823
Unreleased (unearned) shares	19,313	36,210
	128,272	136,033
Fair value of unreleased (unearned) shares	$ 362	$ 575

Stock Option Plan: The Company, effective November 15, 1995, adopted a stock option plan (Plan). Pursuant to the Plan, stock options for 218,750 common shares may be granted to directors, officers and key employees of the Bank. The options have a maximum term of 10 years, at the market price on the grant date. The options vest at the rate of 20% per year. Options granted under the Plan may be either options that qualify as Incentive Stock Options, as defined in Section 422 of the Internal Revenue Code of 1986, as amended, or options that do not so qualify.

Stock option awards of 125,405 were made to directors, officers, and key employees at an exercise price of $11.00 per share on November 15, 1995. Additional awards of 32,805 and 12,780 were made on September 7, 2000 and September 19, 2000 respectively. The exercise price for awards made on September 7, 2000 and September 19, 2000 is $12.88 and $13.38 respectively. At each award date, the exercise price is equal to the fair market price on the date of the award. Under APB Opinion No. 25, no expense has been recorded for these options for the years ended December 31, 2001, 2000 and 1999 as the option price is the quoted market price of the shares at the date of the award.

(dollars in thousands)

Note 14. Employee Benefit Plans (Continued)

Grants under the Plan are accounted for following APB Opinion No. 25 and related Interpretations. Accordingly, no compensation cost has been recognized, as noted above, for this Plan. Had compensation cost for the Plan been determined based on the grant date fair values of awards (the method described in FASB Statement No. 123), additional compensation cost charged to income would have been $69, $38, and $34 for the years ended December 31, 2001, 2000 and 1999, respectively. Reported net income and earnings per common share would have been reduced to the pro forma amounts shown below:

	Years Ended December 31,		
	2001	2000	1999
Net income:			
As reported	$ 3,345	$ 1,765	$ 1,874
Pro forma	3,303	1,742	1,854
Basic earnings per share:			
As reported	$ 2.91	$ 1.41	$ 1.26
Pro forma	2.87	1.39	1.25
Diluted earnings per share:			
As reported	$ 2.79	$ 1.39	$ 1.23
Pro forma	2.78	1.38	1.22

The fair value of the 125,405 options, granted on November 15, 1995, was estimated at the grant date using the Black-Scholes option-pricing model using a dividend rate of 0%, price volatility of 10%, a risk-free interest rate of 5.65%, and an estimated life of 6 years. The estimated fair value was $408 at November 15, 1995, the grant date.

The fair value of the 32,805 options, granted on September 7, 2000, was estimated at the grant date using the Black-Scholes option-pricing model using a dividend rate of 4.97%, price volatility of 10%, a risk-free interest rate of 5.58%, and an estimated life of 10 years. The estimated fair value was $134 at September 7, 2000, the grant date.

The fair value of the 12,780 options, granted on September 19, 2000, was estimated at the grant date using the Black-Scholes option-pricing model using a dividend rate of 4.79%, price volatility of 10%, a risk-free interest rate of 5.97%, and an estimated life of 10 years. The estimated fair value was $40 at September 19, 2000, the grant date.

(dollars in thousands)

Note 14. Employee Benefit Plans (Continued)

The status of the Company's fixed stock option plan as of December 31, 2001 and 2000, and changes during the years ended on those dates are presented below:

	Years Ended December 31,					
	2001			2000		
Fixed Options	Shares		Weighted-Exercise Price	Shares		Weighted-Exercise Price
Outstanding at beginning of year	170,290	$	11.54	125,405	$	11.00
Granted	-		-	45,585		13.02
Exercised	(41,192)		11.00	(700)		11.00
Forfeited	(840)		13.38	-		-
Outstanding at end of year	128,258	$	11.70	170,290	$	11.54

The status of the 128,258 options outstanding at December 31, 2001 is presented below:

Date of award	Shares		Price	Contractual Life	Number Exercisable
November 15, 1995	83,513	$	11.00	3.9 years	83,513
September 7, 2000	32,805		12.88	8.7 years	6,561
September 19, 2000	11,940		13.38	8.7 years	2,388

Management Stock Bonus Plan: The Bank adopted a Management Stock Bonus Plan (Plan) which was approved by the Company's stockholders on November 15, 1995. Restricted stock awards covering shares representing an aggregate of up to 4% (87,500 shares) of the common stock issued by the Company in the mutual to stock conversion may be granted to directors and employees of the Bank. These awards vest at the rate of 20% per year of continuous service with the Bank. The status of shares awarded as of December 31, 2001 and 2000 and the changes during the years ended on those dates is presented below:

	Years Ended December 31,	
	2001	2000
Outstanding at beginning of year	24,312	8,720
Granted	-	24,335
Vested	(4,862)	(8,720)
Forfeited	(635)	(23)
Outstanding at end of year	18,815	24,312

The Bank recorded expense of $109, $39 and $40 relating to this Plan for the years ended December 31, 2001, 2000 and 1999, respectively.

(dollars in thousands)

Note 14. Employee Benefit Plans (Continued)

The Company contributed funds to the Plan's trust to allow the trust to purchase all 87,500 shares on the open market. The trust purchased these shares in 1996. 49,735 shares were purchased for outstanding awards and the remaining 37,765 shares were recorded as treasury stock. In September 2000, 24,335 of the shares held as treasury stock were granted. Unearned compensation cost, recognized in an amount equal to the fair value of the awarded shares at the award date, is recorded in stockholders' equity and amortized to operations as the shares vest.

Note 15. Lease Commitments

The Company leases certain branch facilities under operating leases. Some leases require the Company to pay related insurance, maintenance and repairs, and real estate taxes. Future minimum rental commitments under operating leases as of December 31, 2001 are as follows:

Years Ending		
2002	$	186
2003		116
2004		110
2005		108
2006		108
	$	628

Total rental expense related to operating leases was approximately $221, $222 and $213 for the years ended December 31, 2001, 2000 and 1999, respectively.

Note 16. Financial Instruments with Off-Statement of Financial Condition Risk

The Company is a party to financial instruments with off-statement of financial condition risk in the normal course of business to meet the financing needs of its customers. These financial instruments include primarily commitments to extend credit. Those instruments involve, to varying degrees, elements of credit risk and interest-rate risk in excess of the amount recognized in the consolidated statement of financial condition. The contract or notional amounts of those instruments reflect the extent of the Company's involvement in particular classes of financial instruments.

The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit, standby letters of credit, and financial guarantees written is represented by the contractual notional amount of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-statement of financial condition instruments.

(dollars in thousands)

Note 16. Financial Instruments with Off-Statement of Financial Condition Risk (Continued)

Commitments to extend credit on loans totaled approximately $43,447 and $24,163 at December 31, 2001 and 2000, respectively. The portion of commitments to extend credit that related to fixed rate loans is $20,909 and $2,454 as of December 31, 2001 and 2000, respectively.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since some of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if it is deemed necessary by the Company upon extension of credit, is based on management's credit evaluation of the counterparty. Collateral held varies but normally includes real estate and personal property.

Note 17. Concentrations

Concentration by geographic location: The Company makes agricultural, commercial, residential and consumer loans to customers primarily in South Central Minnesota. Although the Company's loan portfolio is diversified, there is a relationship in this region between the agricultural economy and the economic performance of loans made to nonagricultural customers. The Company's lending policies for agricultural and nonagricultural customers require loans to be well-collateralized and supported by cash flows. Collateral for agricultural loans includes equipment, crops, livestock and land. Credit losses from loans related to the agricultural economy are consistent with credit losses experienced in the portfolio as a whole. The concentration of credit in the regional agricultural economy is taken into consideration by management in determining the allowance for loan losses.

Concentration by institution: As of December 31, 2001 the Company had $36,930 on deposit with the FHLB of Des Moines.

(dollars in thousands)

Note 18. Fair Values of Financial Instruments

The estimated fair values of the Company's financial instruments are as follows:

	December 31,			
	2001		2000	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets				
Cash	$ 38,070	$ 38,070	$ 7,606	$ 7,606
Certificates of deposit	200	200	200	200
Securities available for sale	15,863	15,863	16,225	16,225
Loans held for sale	10,155	10,155	1,955	1,955
Loans receivable, net	160,513	162,817	191,137	190,788
Accrued interest receivable	1,529	1,529	1,910	1,910
Mortgage servicing rights	1,850	1,868	821	888
Financial liabilities				
Deposits	180,999	181,710	163,582	163,457
Borrowed funds	23,000	24,451	33,500	33,930
Advances from borrowers for taxes and insurance	1,371	1,371	1,228	1,228
Accrued interest payable	75	75	129	129

(dollars in thousands)

Note 19. Financial Information of Wells Financial Corp. (Parent Only)

The Company's condensed statements of financial condition as of December 31, 2001 and 2000 and related condensed statements of income and cash flows for each of the years in the three year period ended December 31, 2001 are as follows:

Condensed Statements of Financial Condition	2001	2000
Assets		
Cash, including deposits with Wells Federal Bank, fsb 2001 $594; 2000 $263	$ 2,068	$ 771
Securities available for sale	-	1,887
Investment in Wells Federal Bank, fsb	21,223	19,629
Accrued interest receivable and other assets	281	54
Total assets	$ 23,572	$ 22,341
Liabilities and Stockholders' Equity		
Liabilities	$ -	$ -
Stockholders' equity	23,572	22,341
Total liabilities and stockholders' equity	$ 23,572	$ 22,341

Condensed Statements of Income	2001	2000	1999
Interest income	$ 85	$ 202	$ 392
Other expenses	348	100	142
Income (loss) before income taxes	(263)	102	250
Income tax expense (benefit)	(107)	41	101
Net income (loss) before equity in net income of subsidiary	(156)	61	149
Equity in net income of subsidiary	3,501	1,704	1,725
Net income	$ 3,345	$ 1,765	$ 1,874

WELLS FINANCIAL CORP. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands)

Note 19. Financial Information of Wells Corp. (Parent Only) (Continued)

Condensed Statements of Cash Flows	2001	2000	1999
Cash Flows From Operating Activities			
Net income	$ 3,345	$ 1,765	$ 1,874
Adjustment to reconcile net income to net cash provided by (used in) operating activities:			
Equity in undistributed net income of subsidiary	(3,501)	(1,704)	(1,725)
Dividends from subsidiary	2,186	965	975
(Increase) decrease in accrued interest receivable receivable and other assets	(218)	104	(132)
Net cash provided by (used in) operating activities	1,812	1,130	992
Cash Flows From Investing Activities			
Purchase of certificates of deposit	-	-	(200)
Purchase of securities held to maturity	-	-	(3,747)
Proceeds from the maturities of certificates of deposit	-	200	200
Proceeds from maturity of securities held to maturity	-	-	2,499
Proceeds from sales, maturities and calls of securities available for sale	1,887	1,848	-
Net cash provided by (used in) investing activities	1,887	2,048	(1,248)
Cash Flows From Financing Activities			
Payments relating to ESOP stock	135	145	156
Exercise of stock options	204	7	-
Purchase of treasury stock	(2,006)	(2,410)	(3,462)
Dividends paid	(735)	(772)	(896)
Net cash (used in) financing activities	(2,402)	(3,030)	(4,202)
Net (decrease) increase in cash	1,297	148	(4,458)
Cash:			
Beginning of year	771	623	5,081
End of year	$ 2,068	$ 771	$ 623
Supplemental Schedule of Noncash Investing Activities:			
Transfer of securities classified as held to maturity maturity to available for sale classification	$ -	$ 1,900	$ -
Net change in unrealized loss in securities available for sale	47	43	(246)

WELLS FINANCIAL CORP. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands)

Note 20. Selected Quarterly Financial Data (Unaudited) (dollars in thousands, except per share data)

	Year Ended December 31, 2001			
	First	Second	Third	Fourth
Interest income	$ 4,200	$ 4,095	$ 4,129	$ 3,952
Net interest income	1,751	1,899	2,022	2,095
Provision for loan losses	15	45	45	75
Net income	529	715	959	1,142
Earnings per share				
Basic	0.45	0.63	0.85	1.01
Diluted	0.43	0.60	0.81	0.97

	Year Ended December 31, 2000			
	First	Second	Third	Fourth
Interest income	$ 3,721	$ 3,906	$ 4,094	$ 4,220
Net interest income	1,621	1,566	1,520	1,582
Provision for loan losses	-	-	-	-
Net income	410	399	426	530
Earnings per share				
Basic	0.30	0.32	0.36	0.44
Diluted	0.30	0.32	0.35	0.43

OFFICE LOCATION AND OTHER CORPORATE INFORMATION

CORPORATE OFFICE
Wells Financial Corp.
53 First Street, S.W.
Wells, Minnesota 56097

Board of Directors of Wells Financial Corp.

Lawrence H. Kruse
Chairman of the Board
Wells Financial Corp.

Gerald D. Bastian
Branch Manager, Wells Federal Bank

Dale E. Stallkamp
Dale E. Stallkamp, CPA

David Buesing
President, Wells Concrete Products, Inc.

Randel I. Bichler
Attorney, Bichler Law Office

Richard Mueller
Pharmacist, Wells Drug, Co

Executive Officers of Wells Financial Corp.

Lonnie R. Trasamar
President and Chief
Executive Officer

Gerald D. Bastian
Vice President

James D. Moll, CPA
Treasurer and Principal Financial
and Accounting Officer

Richard Mueller
Secretary

Corporate Counsel:
Randel I. Bichler, Esq.
28 South Broadway
Wells, Minnesota 56097

Special Counsel:
Malizia Spidi & Fisch, PC
1100 New York Avenue, N.W.
Suite 340 West
Washington, D.C. 20005

Independent Auditors:
McGladrey & Pullen, LLP
Suite 400
102 South Broadway
Rochester, Minnesota 55904

Transfer Agent and Registrar:
Registrar and Transfer Company
10 Commerce Drive
Cranford, New Jersey 07016

The Company's Annual Report on Form 10-KSB for the fiscal year ended December 31, 2001, as filed with the Securities and Exchange Commission, is available without charge upon written request. For a copy of the Form 10-KSB or any other investor information, please write to the Secretary of the Company, at the Company's corporate office in Wells, Minnesota. The annual meeting of stockholders will be held on April 17, 2002 at 4:00 p.m. at the Wells Community Building, 189 Second Street S.E., Wells, Minnesota.

WELLS

53 FIR [illegible] MN 56097-0310 [illegible] 53-3151